EXHIBIT 2

TRANSCRIPT

Transcript of the comments made by Mr. Gertjan van der Baan, the CEO of an affiliate of OGBBA, at the Company’s Extraordinary General Meeting of
Shareholders held on December 10, 2010

Gertjan van der Baan - Van Herk Groep:  Good afternoon. My name is Gertjan van der Baan van de Van Herk Groep. We are shareholders in Crucell as you probably know. I got a little depressed by the last speaker when I heard him speak of all these failures and delays. And I do think, my God, here is a railway company also becoming floated. But, fortunately, in the biotech industry, we tend to talk about opportunities and chances more. I have a few questions, more than three. I hope you will allow me.

First, I'd like to speak to my co-shareholders. Since the announcement of the contemplated bid in September when we reacted by saying it was a little meager and too early, we received enormous support on our website, via email.

I was unable to react or respond to everyone. I want to thank you all here today and I also said that we couldn't start an individual debate [with everybody].  That also had to do with regulations in the US, I cannot recommend you to accept the bid or not, it's up to you.

We follow our own course and if we agree on the course to be followed, all the better, but you should not understand what I'm going to say as a recommendation.

So, that's a side remark. However, also because of all these requests for response, we thought it was a good idea to have this meeting.

The shareholders association [VEB] also responded that they wanted one, but they had less than 10% shareholders, but we don't even need them. We requested it and Crucell organized this meeting without any problem. I want to thank you for that and you even did so within the term that we stipulated.

However, Crucell is a company which we esteemed very highly in terms of share price, but also professionality. You're a wonderful company, thanks to your quality of your management with lovely products, which lots of patients have benefited from enormously. So, I want to praise you for what you have achieved.

Well, lots of remarks were made about Johnson & Johnson. It's a great theme. It was presented just now, all the stakeholders because all the way up to shop keepers and hope all of them will benefit from this and, I said before, that we as shareholders think that the bid is a little meager and that Johnson & Johnson are having an easy escape. I will not repeat that viewpoint. As I said, we are not making any recommendations.

We will see what's going to happen. And on or around February 16th we will decide what we are going to do. You never know what will happen in the meantime. Two months is a long time. Today we welcomed new Italian shareholders, so you never know. We will see how things develop.

My questions are; I sent them to the Crucell people by mail so they could prepare. In order to maintain some surprise I will read them out in a different order.

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My first question has to do with the bid announcement. On page 140 of the document it struck me, Condition 14.9(b), that's a serious point. You wrote something there about material adverse effects.

It says there very well if there is a material negative effect then J&J has the right to withdraw its bid. That includes what happened in Korea.

And that leads to my question. First of all when you read it, and I'm looking at Ronald, I'm sure he can explain. This is written in a very unclear fashion. Can you emphasis, and after Korea, how far are you away from a total situation where you do have a material negative adverse effect or whatever you call it? The one with the calculator.

René Beukema:  I'll answer that. Transactions like this in general mean that you have a material adverse event before the bid is made unconditional and then you look at it again at the time of closing, at the time when the accounts are settled with the shareholders in return for delivery.

The situation in Korea is very serious at this point. And we regret it very much. It's something that keeps us awake I can tell you. However, today the facts and circumstances are such, and Leon already pointed this out as such, that the impact at the end of the operations so before that we cannot yet assess what the effect will be before the operation is completed.

So before the unconditional date J&J will look again whether the facts and circumstances are such that the Korea incident may qualify as a material adverse event and that is what it says on that page in the offer document.

Gertjan van der Baan - Van Herk Groep:  But the way I read it says the shareholder -- it says in fact, there is a limit or a threshold over -- across which you have a serious adverse effect. And it says Korea as we see it now does not qualify as such yet. But when something is added to the situation then it will.

So if the total is 100 -- if the total is 100 then my question is, where do we stand today? Are we halfway or at one quarter or -- or if someone draws -- drops a cup of coffee will that be it?

René Beukema:  Well I can tell you there are enough legal experts in this room that -- who will tell you that the law is not exact science so I can tell you -- I can't give you an exact figure of 50 or 60-70 or whatever.

Gertjan van der Baan - Van Herk Groep:  No concrete amount has been agreed on above which J&J say this is material. Is that so?

René Beukema:  That is correct.

Gertjan van der Baan - Van Herk Groep:  Someone here says of course not. Could you...?

René Beukema:  Piet you're a biologist and not a lawyer. That's why Piet is supposedly not entitled to answer.

Gertjan van der Baan:  My next question relates to the partnership between Crucell and J&J. There was a reference to that a moment ago. Apparently it was going so smoothly that J&J said, we'll buy you out.

But the question that arises is at this time what are the benefits of this partnership? We understand that there are five programs involved and we said this has a deal value of approximately $1 billion.

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You might also say that's it's letting ourselves be taken over by J&J perhaps we could close another five such deals and earn another $1 billion or so that way.

Have you thought of tightening your ties that way and working together more closely along those lines? And can you disclose the fruits of your partnership with J&J that led them to try to buy your entire business?

Ronald Brus:  Gertjan I'd like to answer that question. I believe it was in early 2009 there was an article published in one of the most prestigious journals about how -- about exactly what an influenza virus looks like and how an antivirus might latch on to that. And that was an invention that really excited us.

We considered this a scientific breakthrough and perhaps I thought -- I showed that timeline. There was a product in the making that could be used as an antibody to treat or prevent influenza.

We did indeed close a deal with Johnson & Johnson at the time in which we stated, listen we're willing to identify five of these areas in very early stage research and we might team up with Johnson & Johnson there. And this would concern other possible areas of innovation in our research.

This project with the influenza antibodies is progressing well. It's on track but I'd still like to qualify that because I've heard from two people including Mr. Kreyner. And at the recommendation of others I'll be very nice to Mr. Keyner now.

One of the things that Mr. Keyner observed very astutely is that yes indeed we worked together for a year but I think Mr. Keyner meant this other was looking over our shoulder as it was suggested should be described in different terms.

We worked with Johnson & Johnson only on those, innovation projects conducted by Professor Goudsmit in his laboratories. You can't compare his laboratory to looking over somebody's shoulder in a kitchen.

And I wouldn't like to say that they're like a very sophisticated invention but they're very early in the research in these projects.

What we've described as the outer boundaries that -- that wasn't relevant with Johnson & Johnson. They didn't ask us and they didn't ask for that. We work with a lot of other companies who wouldn't like that either so it wasn't looking over our shoulder.

Are things on track? What we have noticed is that it's easier to work with some pharmaceutical companies than it is with others. And it's easier to work with Johnson & Johnson because their research is fairly complementary, more so than with other companies. That's absolutely the case and as a consequence we deeply respect one another.

Gertjan van der Baan - Van Herk Groep:  Okay let me go on. Then I have two more questions. One concerns the incident in South Korea. Was Johnson & Johnson notified about that earlier than we were or later than us or at the same time us being the small shareholders?

Jan Pieter Oosterveld:  Everybody was notified at exactly the same time. We were completely transparent about that. And you've seen the history that write up to that incident and all parties like you were informed at the same time.

Gertjan van der Baan - Van Herk Groep:  That wasn't part of the due diligence study that they examined it earlier.

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Jan Pieter Oosterveld:  No because I think that they completed their due diligence at the time if I remember correctly.

[René Beukema:  Correct]

Gertjan van der Baan - Van Herk Groep:  Okay I'll leave it at that.

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